

November 8, 2010

Adam Metz
Chief Executive Officer
New GGP, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

> **Re: New GGP, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 1, 2010**
> **File No. 333-170239**

Dear Mr. Metz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As you know, we are also reviewing your registration statement for a primary offering on Form S-11 (333-168111), which was originally filed on July 15, 2010. Please confirm that you will amend this registration statement to comply with comments we have raised on the primary offering registration statement, as applicable.

2.   Please provide us with an analysis of whether the selling shareholders should be deemed
        statutory underwriters. We note that the shares and warrants you are registering for
        resale will be issued very shortly before the effective date of the resale registration
        statement. In addition, we note that each of the Plan Sponsors, Blackstone, and Texas
        Teachers owns more than 5% of your common stock, and that Brookfield Investor is an
        affiliate of a registered broker-dealer. Please address specifically why you believe the
        selling shareholders did not purchase the securities with a view toward distribution.
        Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations,
        Securities Act Rules, section 612.09.

3.   We note that you have omitted the disclosure required by Items 505 and 506 of
        Regulation S-K. Please tell us why you believe these items are not applicable to your
        filing.

Explanatory Note

4.   Please relocate this disclosure to the prospectus.

Prospectus Cover Page

5.   We note that the selling shareholders may sell their shares at prevailing market prices or
        negotiated prices. Considering that there currently is no market for your common shares
        or warrants, this disclosure does not provide a sufficient description of the offering price
        or the formula or method to be used to calculate the price. Refer to Item 501(b)(3) of
        Regulation S-K. Please revise to identify the price at which the selling security holders
        will sell their shares and warrants.

Public Market for Our Common Stock, page 54

6.   Please tell us the purpose of the last paragraph in this section. It appears that there will
        not be any public market for New GGP's common stock at the effective date of the
        registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 169

7.   Please expand the footnotes to the table to disclose the number of shares underlying
        warrants held by Fairholme and Pershing Square that may only be exercised upon 90
        days prior notice.

Selling Stockholders, page 174

8.   We note that you are registering the resale of warrants and the resale of common shares
        underlying outstanding options. Please expand the selling shareholders table to provide
        separate ownership columns for these securities, or tell us why you believe it is
        appropriate to omit them from the table.   See Item 507 of Regulation S-K.

9.   Refer to the disclosure in footnotes (3) and (5) to the table, which indicates that FCM and Pershing Square disclaim beneficial ownership of common stock underlying warrants. We do not object to this disclosure; however, all shares beneficially owned by the selling shareholders and being sold for the account of selling shareholders in this offering must be included in the table. Please revise to include these shares in the appropriate column.

Part II

Other Expenses of Issuance and Distribution, page II-1

10.   We note you have left several blanks in this section with will be completed by amendment. Please amend your filing to provide this information prior to the effectiveness of your registration statement.

Undertakings, page II-12

11.   Please provide the applicable undertakings required by Item 512(a) of Regulation S-K.

Exhibit 5.1

12.   Please have counsel revise the legal opinion to opine on whether the warrants are legal, binding obligations of the registrant under applicable state contract law.

13.   Since this is a resale registration statement, counsel should be able to opine that the shares and warrants have been validly issued, fully paid and non-assessable. Please provide a revised opinion or tell us why counsel is unable to provide the opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Matthew D. Bloch, Esq.
        Weil, Gotshal & Manges LLP
        Via *facsimile*: (212) 310-8007